THE LAW OFFICE OF

RONALD N. VANCE, P.C.

Attorney at Law

1656 REUNION AVENUE

SUITE 250

SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)

TELEPHONE (801) 446-8802

FAX (801) 446-8803

EMAIL: ron@vancelaw.us

July 29, 2011

Reid Hooper, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Millstream Ventures, Inc.

Form 8-K

Filed June 10, 2011

File No. 000-53167

Form 10-K

Filed June 9, 2011

File No. 000-53167

Dear Ms. Hooper:

The company has completed its amendments to the above-referenced 10-K and has completed its response letter to the comments of the staff, both of which have been edgarized for filing.  However, the reviewing partner at the company’s auditing firm is out of town until Monday morning, at which time he would like to review our prepared response to the staff’s comments and the amendments to the 10-K.  Therefore we request a further extension of the filing of the amended 10-K until Monday, August 1, 2011.

I appreciate your consideration in this regard and please feel free to contact me if you have any questions.

Sincerely,

/s/ Ronald N. Vance

cc:

William C. Gibbs, President